ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
August 31, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>NTT Urban Development Corporation - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Business Report for the 20th Fiscal Period;

2. Summary of Quarterly Business Report for the First Quarter ended June 30, 2005 (Consolidated); and

3. Summary of Quarterly Business Report for the First Quarter ended June 30, 2005 (Non-Consolidated).

9/9

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

(Summary English Translation)

Business Report for the 20th Fiscal Period

April 1, 2004 through March 31, 2005

NTT URBAN DEVELOPMENT CORPORATION

TO OUR SHAREHOLDERS

Compliments of Kiyoshi Mita, the Representative Director and President of the Company, as well as the business results for the fiscal year, future business strategies and efforts on corporate governance, are mentioned.

PROPERTY UNDER DEVELOPMENT

A description of Akihabara UDX, which is scheduled to be completed in March 2006, is provided.

OUTLINE OF BUSINESS

A brief description and results of operations of each of the leasing business, residential property sales business and other business are mentioned.

FINANCIAL ACCOUNTS (CONSOLIDATED)

Summary Consolidated Balance Sheet as of March 31, 2005, Summary Consolidated Statement of Income for the year ended March 31, 2005 and Summary Consolidated Statement of Cash Flows for the year ended March 31, 2005 are provided, together with year-to-year changes of total assets, interest-bearing liabilities, shareholders' equity and ratio of shareholders' equity to assets, operating revenues, ordinary income and ratio of ordinary income to operating revenues, and net income shown in the form of graphs.

OUTLINE OF THE COMPANY

Company Data (as of March 31, 2005)

The name, location of the head office, date of incorporation, amount of capital, number of employees (consolidated) and branches are mentioned.

Officers (as of June 22, 2005)

The names of 17 Directors and 4 Corporate Auditors are mentioned.

STATUS OF SHARES (as of March 31, 2005)

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

MAJOR PROPERTIES

Major properties owned in the leasing business and sold in the residential property sales business are mentioned.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates for year-end and interim dividends, name and address of the transfer agent, stock exchanges on

which the shares of the Company are listed, and name of newspaper in which public notices are published are mentioned.

(Summary English Translation)

Summary of Quarterly Business Report for the First Quarter ended June 30, 2005 (Consolidated)

August 2, 2005

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Yoshiharu Nishimura Tel.: (03) 3246-8809
Director and Executive Manager of
Corporate Strategy Planning
Department

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest consolidated accounting year: Applicable.
(Content) Accounting standard on impairment of fixed assets has been applied.

(3) Changes in consolidation and scope of application of equity method: Not applicable.

2. Summary of Business Results (April 1, 2005 through June 30, 2005)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Three Months)
Three Months ended June 30, 2005	¥21,696 million (6.6%)	¥4,994 million (22.8%)	¥4,277 million (33.5%)	¥1,724 million (-13.5%)
Three Months ended June 30, 2004	¥20,359 million (–)	¥4,067 million (–)	¥3,205 million (–)	¥1,993 million (–)
(For reference) Year ended March 31, 2005	¥96,188 million	¥17,335 million	¥13,556 million	¥7,182 million

	Net Income per Share	Net Income per Share (fully diluted)
Three Months ended June 30, 2005	¥2,620.39	–
Three Months ended June 30, 2004	¥3,788.25	–
(For reference) Year ended March 31, 2005	¥12,271.53	–

(Notes)

1. *Average number of outstanding shares for each period (consolidated):*
   Three months ended June 30, 2005: 658,240 shares
   Three months ended June 30, 2004: 526,240 shares

2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Three Months ended June 30, 2005	¥488,706 million	¥107,446 million	22.0%	¥163,233.37
Three Months ended June 30, 2004	¥465,837 million	¥47,197 million	10.1%	¥89,688.05
(For reference) Year ended March 31, 2005	¥480,228 million	¥109,009 million	22.7%	¥165,606.94

(3) Consolidated Statement of Cash Flow

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at End of Period
Three Months ended June 30, 2005	¥4,673 million	-¥16,086 million	¥8,647 million	¥7,437 million
Three Months ended June 30, 2004	¥6,261 million	-¥3,758 million	-¥3,243 million	¥5,621 million
(For reference) Year ended March 31, 2005	¥24,572 million	-¥27,812 million	¥7,081 million	¥10,203 million

3. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Sales	Ordinary Income	Net Income
Interim	¥44,200 million	¥7,200 million	¥3,400 million
Annual	¥105,200 million	¥15,200 million	¥7,500 million

(Reference)
Estimated net income per share (annual): 11,394.02 yen

* *There is no change to the forecast of the consolidated business results released on May 11, 2005, as the consolidated business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

Summary of Quarterly Business Report for the First Quarter ended June 30, 2005 (Non-Consolidated)

August 2, 2005

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Yoshiharu Nishimura Tel.: (03) 3246-8809
Director and Executive Manager of Corporate Strategy Planning Department

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest accounting year: Applicable.
(Content) Accounting standard on impairment of fixed assets has been applied.

2. Summary of Business Results (April 1, 2005 through June 30, 2005)

(1) Progress in Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Three Months)
Three Months ended June 30, 2005	¥20,279 million (9.6%)	¥4,927 million (23.0%)	¥4,230 million (34.9%)	¥1,711 million (-12.5%)
Three Months ended June 30, 2004	¥18,502 million (–)	¥4,005 million (–)	¥3,136 million (–)	¥1,954 million (–)
(For reference) Year ended March 31, 2005	¥88,906 million	¥17,052 million	¥13,188 million	¥6,925 million

	Net Income per Share	Net Income per Share (fully diluted)
Three Months ended June 30, 2005	¥2,599.72	–
Three Months ended June 30, 2004	¥3,174.59	–
(For reference) Year ended March 31, 2005	¥11,827.91	–

(Notes)

1. *Average number of outstanding shares for each period:*
   Three months ended June 30, 2005: 658,240 shares
   Three months ended June 30, 2004: 526,240 shares

2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Three Months ended June 30, 2005	¥484,649 million	¥106,204 million	21.9%	¥161,345.74
Three Months ended June 30, 2004	¥461,649 million	¥46,186 million	10.0%	¥87,767.84
(For reference) Year ended March 31, 2005	¥476,512 million	¥107,780 million	22.6%	¥163,739.97

3: Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	
Interim	¥41,200 million	¥7,100 million	¥3,300 million	¥2,500.00	–	–
Annual	¥98,700 million	¥15,100 million	¥7,500 million	–	¥2,500.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 11,394.02 yen

* *There is no change to the forecast of the business results released on May 11, 2005, as the business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*